Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 10 DATED DECEMBER 13, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”), as supplemented by Supplement No. 2, dated July 22, 2016, Supplement No. 4, dated August 16, 2016, Supplement No. 5, dated August 31, 2016, Supplement No. 6, dated September 20, 2016, and Supplement No. 8, dated November 3, 2016. This Supplement supersedes and replaces Supplement No. 1, dated May 5, 2016, Supplement No. 3, dated August 15, 2016, Supplement No. 7, dated October 11, 2016, and Supplement No. 9, dated November 28, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Status of Our Public Offering

After reviewing our current real estate portfolio, our pipeline of potential investment opportunities and the investment landscape for industrial real estate generally, our board of directors determined it was in the best interests of the Company to continue to raise capital and further build our portfolio. In order to meet these capital raising goals, on December 13, 2016, our board of directors determined to extend our current public offering of primary shares until the earlier of (i) June 30, 2017 or (ii) the date on which we sell all of the shares that remain available for sale pursuant to this offering.

As of December 9, 2016, we have received gross proceeds of approximately $1.5 billion from the sale of shares of common stock in our primary offering. As of December 9, 2016, approximately $324.6 million in shares of our common stock remained available for sale pursuant to our primary offering and approximately $132.3 million of shares may be issued pursuant to our distribution reinvestment plan, all of which may be sold in any combination of Class A shares or Class T shares.

Our board of directors retains the right, in its sole discretion, to terminate the sale of primary offering shares earlier or later than the dates set forth above, and if our board of directors exercises that right, then we will notify stockholders by filing a supplement to this Prospectus with the SEC. We plan to continue to offer shares pursuant to our distribution reinvestment plan following the cessation of the sale of primary shares in this offering.

Estimated Net Asset Value Per Share and Offering Price

We have disclosed previously that we expect to announce a new estimated net asset value per share, or estimated NAV per share, of our common stock no later than December 31, 2016, based upon a valuation determined with the assistance of Duff & Phelps, LLC (“Duff & Phelps”), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services. Duff & Phelps has been conducting appraisals of our real properties over the past several weeks and we currently anticipate that we will announce the estimated NAV per share of our common stock on or around December 23, 2016. The estimated NAV per share will ultimately and solely be the decision of our board of directors. In connection with the determination of the estimated NAV per share of our common stock, our board of directors, in its sole discretion, also may determine to change the offering prices per share of our Class A shares and Class T shares of common stock. We currently expect to announce any such change to the offering prices at the time we announce the estimated NAV per share. Subscriptions for shares at the current offering prices should be received by us in good order by the close of business on December 21, 2016 in order to be processed and accepted prior to the announcement of new offering prices, if any, on December 23, 2016. The new offering prices, if any, will take effect on January 1, 2017. We will not accept subscriptions between December 23, 2016 and January 1, 2017 and subscriptions accepted after January 1, 2017 will be accepted at the new offering prices, if any are announced on December 23, 2016.